Mail Stop 4561

December 29, 2008

Mr. Harry H. Herington
Chief Executive Officer and Director
NIC Inc.
25501 West Valley Parkway, Suite 300
Olathe, Kansas 66061

> **Re:** **NIC Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-26621**

Dear Mr. Herington:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Government Contracts, page 7

1.   We note the disclosure that a significant amount of your revenues is derived from long-term government contracts, and that these agreements generally have terms of three to five years. We note further that certain of these contracts have been incorporated by reference to the Form S-1 Registration Statement filed with the Commission by the company on July 15, 1999. Please tell us why you have determined that subsequent agreements with the states of West Virginia, Arizona,

Vermont, Colorado, South Carolina, Kentucky, Alabama, Rhode Island and Oklahoma do not need to be filed as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

2. Refer to the table of portal contracts on page 7. Please confirm that future filings will include the year that each of your contracts expires, in addition to the date the contract commenced.

3. Please provide additional information regarding renegotiation of profits or termination of contracts at the election of the government. Please refer to Item 101(c)(1)(ix) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to respond.

Government Contracts, page 8

4. We note that the loss of one or more of your larger state portal partners could dramatically reduce your revenues. Please tell us whether any of your portal partners accounts for 10% or more of your total revenues. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Technology and Operations, page 11

5. Please tell us the importance to either of your business segments and the duration of all patents, trademarks, or licenses. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Management and Related Shareholde Matters, page 79

6. Refer to footnote 2 to the table of equity compensation plans under this subheading regarding the 1999 Stock Option Plan of SDR Technologies, Inc. Please explain why you have not provided a narrative description of the material features of the plan as required by Item 201(d)(3) of Regulation S-K.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director